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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

STATION CASINOS, INC. (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

857689103 (CUSIP Number)

Frank J. Fertitta III Chief Executive Officer	(702) 367-2411 2411 W. Sahara Avenue Las Vegas, Nevada 89102
STATION CASINOS, INC. (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 857689103	Page of Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Blake L. Sartini ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)/ / (b)/x/

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,520,971

8	SHARED VOTING POWER
4,999,751

9	SOLE DISPOSITIVE POWER
1,520,971

10	SHARED DISPOSITIVE POWER
4,999,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,520,722

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%

14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D
CUSIP No. 857689103	Page of Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delise F. Sartini ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)/ / (b)/x/

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,487

	8	SHARED VOTING POWER
4,999,751

	9	SOLE DISPOSITIVE POWER
126,487

	10	SHARED DISPOSITIVE POWER
4,999,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,126,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%

14	TYPE OF REPORTING PERSON*
IN

Item 1. Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 5 to Schedules 13D filed June 10, 1993 for each of Blake L. Sartini and Delise F. Sartini (the "Reporting Persons") is made to reflect the decrease in beneficial ownership by the Reporting Persons as a result of a disposition of stock in a private transaction since the date of the Amendment No. 4 to the Schedules 13D filed May 14, 2001.
Item 2. Identity and Background
(i)	(A)	Name: Blake L. Sartini
	(B)	Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
	(C)	Principal occupation and business address: Treasurer and Director, Golden Gaming Inc., 5110 South Valley View Boulevard, Las Vegas, Nevada 89118
	(D)	Criminal proceedings: No
	(E)	Civil proceedings: No
	(F)	Citizenship: United States
(ii)	(A)	Name: Delise F. Sartini
	(B)	Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
	(C)	Principal occupation and business address: Director, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
	(D)	Criminal proceedings: No
	(E)	Civil proceedings: No
	(F)	Citizenship: United States
Item 3. Source and Amount of Funds or Other Consideration
See Item 5(c) below.
Item 4. Purpose of the Transaction

The securities reported were disposed of as consideration for the purchase of certain real estate and other assets from the issuer. At any time, the Reporting Persons may determine to dispose of some or all of the common stock depending on various considerations including without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer, subject to applicable law. Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.
Item 5. Interest in Securities of the Issuer
Blake L. Sartini
	(A)	Aggregate shares and percentage beneficially owned:
6,520,722 (11.3%)
	(B)	Sole voting and dispositive power: 1,520,971 Shared voting and dispositive power: 4,999,751
	(C)	Transactions effected during past sixty days:

On October 1, 2001, Mr. Blake Sartini's employment as Chief Operating Officer of the issuer was terminated and he acquired 14,127 shares of common stock as a pay-out under the issuer's Deferred Compensation Plan for Executives. On October 1, 2001, Mr. Blake L. Sartini and Delise F. Sartini disposed of 805,936 shares of common stock, which number of shares is subject to adjustment, in a private transaction as consideration for certain real estate and other assets with a fair market value of $14.0 million. The final number of shares of common stock to be disposed of will be determined based on the average closing price of the common stock for the five days preceding November 21, 2001, which number of shares shall not exceed 985,033 shares.

Delise F. Sartini
(A)	Aggregate shares and percentage beneficially owned:
5,126,238 (8.9%)
(B)	Sole voting and dispositive power: 126,487 Shared voting and dispositive power: 4,999,751
(C)	Transactions effected during past sixty days:

On October 1, 2001, Mr. Blake L. Sartini and Delise F. Sartini disposed of 805,936 shares of common stock, which number of shares is subject to adjustment, in a private transaction as consideration for certain real estate and other assets with a fair market value of $14.0 million. The final number of shares of common stock to be disposed of will be determined based on the average closing price of the common stock for the five days preceding November 21, 2001, which number of shares shall not exceed 985,033 shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material to be Filed as Exhibits
None.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2001

	By:	/s/ BLAKE L. SARTINI Name: Blake L. Sartini

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2001

	By:	/s/ DELISE F. SARTINI Name: Delise F. Sartini

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